Exhibit 99.1



FISCAL YEAR & FOURTH QUARTER 2023 RESULTS
FISCAL YEAR 2024 OUTLOOK
APRIL 6, 2023

#WORTHREACHINGFOR | VISIT US

Strong Fiscal 2023 Performance Including Record Net Sales and Operating Income
Beer Business Outperforms Net Sales and Operating Income Growth Outlook For Fiscal 2023
Company Exceeds Goal to Return $5 Billion in Share Repurchases and Dividends
Quarterly Cash Dividend Per Share of Class A Common Stock Increased by 11%

	Net Sales	Operating Income	Net Income (Loss) Attributable to CBI	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Fiscal Year 2023 Financial Highlights [1] | In millions, except per share data						
Reported	$9,453	$2,843	$(71)	NA	$(0.11)	NA
% Change	7%	22%	(76%)	NA	50%	NA
Comparable	$9,453	$3,037	$1,982	$2,908	$10.65	$11.40
% Change	7%	3%	1%	4%	4%	4%
Fourth Quarter Fiscal Year 2023 Financial Highlights [1]						
Reported	$1,998	$467	$223	NA	$1.21	NA
% Change	(5%)	(31%)	(44%)	NA	(42%)	NA
Comparable	$1,998	$592	$365	$555	$1.98	$2.15
% Change	(5%)	(10%)	(19%)	(11%)	(16%)	(16%)

[1] Definitions of reported, comparable, and organic, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release. NA=Not Applicable

HIGHLIGHTS

- Achieves fiscal 2023 **reported EPS** of **$(0.11)** and **comparable EPS** of **$10.65**, including Canopy equity losses of $0.75; **excluding Canopy equity losses**, achieved comparable EPS of **$11.40**, an increase of 4%

- **Beer Business** delivers **strong** fiscal 2023 **net sales and operating income growth** above outlook, despite inflationary headwinds, driven by the **13th consecutive year** of volume growth from continued strong demand for our high-end brands

- **Wine and Spirits Business** delivers **operating margin expansion** mostly driven by strong performance across its Premium Wine, Fine Wine, and Craft Spirits brands, which outpaced the corresponding segments of U.S. wine and spirits categories for fiscal 2023 in IRI channels

- Generates **$2.8 billion** of **operating cash flow**, an increase of 2% and **$1.7 billion** of **free cash flow** an increase of 3%, for fiscal 2023

- **Returns** nearly **$2.3 billion** to **shareholders** in share repurchases and dividends in fiscal 2023, **exceeding commitment** to return $5 billion between fiscal 2020 and fiscal 2023 **by more than $400 million**

- Provides **fiscal 2024 reported EPS outlook** of **$11.60 - $11.90** and **comparable EPS outlook** of **$11.70 - $12.00**

- Provides **fiscal 2024 operating cash flow target** of **$2.4 - $2.6 billion** and **free cash flow projection** of **$1.2 - $1.3 billion**

- **Declares quarterly cash dividend** of $0.89 per share Class A common stock, an increase of 11%



"We delivered another solid year in Fiscal 23. Our Beer Business achieved its 13th consecutive year of volume growth while maintaining best-in-class margins. The momentum of our iconic and next wave beer brands continued to drive our industry-leading growth and share gains. We remain excited about the ongoing opportunities we see for these brands, as well as for our Beer Business innovations in Fiscal 24. Our Wine and Spirits Business won in its key areas of focus, outperforming the higher-end wine and spirits segments."

Bill Newlands
President and Chief Executive Officer



"We achieved record net sales and operating income in Fiscal 23. Our solid performance and disciplined capital allocation enabled us to return nearly $2.3 billion to shareholders in share repurchases and dividends. Our Beer Business exceeded its net sales and operating income outlook, and we continued to make progress with our investments to support its strong growth. Our Wine and Spirits Business expanded its operating margins as it further advanced its strategy. We expect to continue to build on our momentum and deliver value to shareholders in Fiscal 24."

Garth Hankinson
Chief Financial Officer

 ## *beer*

Year Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipments	Depletions	Net Sales	Operating Income
February 28, 2023	389.2		$7,465.0	$2,861.5
February 28, 2022	364.2		$6,751.6	$2,703.3
% Change	6.9%	7.5%	11%	6%
Three Months Ended				
February 28, 2023	78.7		$1,535.6	$523.1
February 28, 2022	83.2		$1,565.7	$613.6
% Change	(5.4%)	6.3%	(2%)	(15%)

FISCAL YEAR 2023 HIGHLIGHTS

- Constellation's **Beer Business** posted **depletion growth** of over 7% driven by exceptional momentum of our iconic brands, **Modelo Especial** and **Corona Extra**, and our next wave brands, **Pacifico** and the **Modelo Chelada brands**.

- In IRI channels, the **Beer Business outpaced** the total U.S. beer category and high-end segment in dollar and volume sales growth, and was the **#1 dollar sales share gainer** in the total category and high-end segment, adding **1.5 points** and **2.2 points**, respectively.

- **Modelo Especial** achieved **9% depletion growth** and remained the **#2 beer brand** and **#1 share gainer** in the entire U.S. beer category in dollar sales in IRI channels; **Modelo Chelada brands** posted **depletion growth** close to **45%** and remained the **#1 Chelada** in the U.S. beer market with nearly **60% share** in the chelada segment.

- **Corona Extra** delivered depletion growth of nearly 4% and was the **#4 beer brand** and **#3 dollar sales share gainer** in the entire U.S. beer category in IRI channels.

- **Operating margin decreased** 170 basis points to 38.3%, as benefits from favorable pricing were more than offset by increased COGS, SG&A, and marketing costs.

FOURTH QUARTER FISCAL 2023 HIGHLIGHTS

- Constellation's **Beer Business** posted **depletion growth** of over **6%** driven by the continued strength of **Modelo Especial** and **Corona Extra**.

- **Modelo Especial** posted nearly **6% depletion growth** and was the **#1 dollar sales share gainer** within the entire U.S. beer category in IRI channels, while **Corona Extra** achieved **2% depletion growth**.

- **Operating margin decreased** 510 basis points to 34.1%, as benefits from favorable pricing were more than offset by increased COGS driven by higher packaging, raw materials, incremental depreciation, and logistics costs, and increased SG&A driven by increased headcount to align with the momentum of our beer brands.

 ## *wine and spirits*

Year Ended | In millions; branded product, 9-liter case equivalents	Shipments	Organic Shipments [1]	Depletions [1]	Net Sales [2]	Organic Net Sales [1]	Operating Income [2]
February 28, 2023	27.1	27.1		$1,987.6	$1,987.6	$453.1
February 28, 2022	29.9	29.4		$2,069.1	$2,025.0	$470.7
% Change	(9.4%)	(7.8%)	(3.0%)	(4%)	(2%)	(4%)
Three Months Ended						
February 28, 2023	6.0	6.0		$462.2	$462.2	$127.9
February 28, 2022	7.7	7.4		$536.8	$510.1	$121.8
% Change	(22.1%)	(18.9%)	(4.9%)	(14%)	(9%)	5%

[2] Year ended and three months ended February 28, 2022, includes (i) $44.1 million and $26.7 million of net sales, respectively, and (ii) $26.2 million and $15.6 million of gross profit less marketing, respectively, that are no longer part of the wine and spirits segment results due to the 2022 Wine Divestiture.

FISCAL YEAR 2023 HIGHLIGHTS

- Constellation's **Aspira portfolio** (Fine Wine and Craft Spirits brands) yielded **double-digit shipment growth**; **The Prisoner Wine Co.**, our largest Fine Wine brand, and **High West**, our largest Craft Spirits brand, posted **high single-digit** and **low double-digit depletion growth**, respectively.

- In our **Ignite portfolio** (Premium and Mainstream brands), our largest Premium Wine brands, **Kim Crawford** and **Meiomi,** posted **mid single-digit depletion growth**.

- Our **global, omnichannel** strategy yielded strong results with our **DTC** channels delivering **net sales growth** of **29%** and our **international** market **net sales grew 1%** and nearly **4% on an organic basis**.

- **Operating margin increased** 10 basis points to 22.8%, driven by benefits from favorable mix including non-branded sales, and optimization initiatives including cost saving actions and enhanced marketing spend; these were largely offset by lower volume, higher materials and transportation costs, and increased SG&A.

FOURTH QUARTER FISCAL 2023 HIGHLIGHTS

- Our Premium Wine, Fine Wine, and Craft Spirits brand portfolios all delivered depletion growth supported by **strong increases** across some of our largest higher-end brands, **Kim Crawford**, **Ruffino**, **The Prisoner Wine Co.**, **Robert Mondavi Winery**, **Mi CAMPO**, and **Casa Noble**.

- Our **DTC** channels delivered net sales growth of **35%** and our **international** market **net sales declined 2%** but **grew 6% on an organic basis**.

- **Operating margin increased** 500 basis points to 27.7%, primarily reflecting benefits from favorable mix and optimization initiatives, primarily resulting in lower grape costs; these were partially offset by lower volumes.

outlook

The table sets forth management's current EPS expectations for fiscal 2024 compared to fiscal 2023 actual results, on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity earnings (losses) and related activities.

	Reported		Comparable		
	FY24 Estimate	FY23 Actual	FY24 Estimate (Excl. Canopy)	FY23 Actual	FY23 Actual (Excl. Canopy)
Fiscal Year Ending February 28/29	$11.60 - $11.90	$(0.11)	$11.70 - $12.00	$10.65	$11.40

Fiscal 2024 Guidance Assumptions:

- Beer: net sales growth 7 - 9%; operating income growth 5 - 7%
- Wine and Spirits: organic net sales decline 0.5% to growth of 0.5%; operating income growth 2 - 4%, excluding $38.5 million of net sales and $19.5 million of gross profit less marketing that are no longer part of the Wine and Spirits Business results
- Corporate expense: $270 million
- Interest expense: $500 million

- Tax rate: reported and comparable excluding Canopy equity earnings impact approximately 19%
- Weighted average diluted shares outstanding: approximately 184 million
- Operating cash flow: $2.4 - $2.6 billion
- Capital expenditures: $1.2 - $1.3 billion, including approximately $1 billion targeted for Mexico beer operations activities
- Free cash flow: $1.2 - $1.3 billion

The reported basis EPS guidance includes the fiscal 2023 Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investment in Canopy's warrants and debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the guidance assumptions noted above.

BEER BUSINESS CAPITAL EXPANSION

The company plans to invest in the next increment of capacity in Mexico that will provide the long-term flexibility needed to support the expected future growth of its high-end Mexican beer portfolio. Total capital expenditures for the Beer Business are expected to be $4.0 billion to $4.5 billion over fiscal 2024 to fiscal 2026. The investment will support the addition of up to 30 million hectoliters of modular capacity and includes the construction of a new brewery in Southeast Mexico in the state of Veracruz, as well as continued modular capacity expansion, optimization, and/or construction at the company's existing sites in Nava and Obregon.

 ## *canopy*

Constellation's share of Canopy's equity earnings (losses) and related activities were as follows:

Year Ended I In millions	Reported	Comparable
February 28, 2023	$(949.3)	$(158.2)
February 28, 2022	$(73.6)	$(178.2)
Three Months Ended		
February 28, 2023	$(72.8)	$(34.7)
February 28, 2022	$(34.1)	$(35.6)

As of August 31, 2022, we evaluated our equity method investment in Canopy and determined there was an other-than-temporary impairment. As a result, a $1,060.3 million impairment was recorded for the second quarter fiscal 2023.

In February 2023, Canopy announced the next series of comprehensive steps to align its Canadian cannabis operations and resources in response to continued unfavorable market trends. In connection with these next steps, Canopy disclosed that it expects to record an estimated pre-tax loss of approximately C$425 million to C$525 million in their fourth quarter of fiscal 2023 and in their first half of fiscal 2024 results. Constellation will record its proportional share of the estimated pre-tax loss of approximately C$145 million to C$180 million, in our applicable fiscal 2024 results.

QUARTERLY DIVIDEND

On April 5, 2023, Constellation's board of directors declared a quarterly cash dividend of $0.89 per share of Class A Common Stock payable on May 18, 2023, to stockholders of record as of the close of business on May 4, 2023.

---

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our investor relations website, ir.cbrands.com, prior to the call.

FISCAL YEAR & FOURTH QUARTER 2023 RESULTS
FISCAL YEAR 2024 OUTLOOK

CONFERENCE CALL† / WEBCAST

April 6, 2023 at 10:30 a.m. EDT
877-407-9121 / Conference ID: 13736556
ir.cbrands.com

SUPPORTING OUR ENVIRONMENT, COMMUNITIES, AND RESPONSIBLE CONSUMPTION

Further advancing Constellation's water stewardship in communities where it operates with new donation to The Nature Conservancy to protect the Rio Grande watershed, serving communities in the U.S. and Mexico

Constellation Brands recently announced a two-year commitment of $400,000 in total contributions to The Nature Conservancy (TNC), whose mission is to "conserve the lands and waters on which all life depends." This contribution will help fund TNC conservation projects focused on improving the quantity and quality of inflows to the Rio Grande, which is the fifth longest river in the world and supplies drinking and irrigation water for more than 6 million people and 2 million acres of land across the U.S. and Mexico. These projects are aimed at helping to provide adequate and safe water supply for downstream users, including in Piedras Negras, Coahuila – a local community near Constellation Brands' operations in Mexico.

A portion of the contribution will be used to support expanding TNC's Sustainable Agriculture Program to the Rio Grande Basin. This program will scale TNC's existing partnerships with state agencies, agricultural producers, and landowners to expand sustainable agriculture and grazing practices in the Rio Grande Basin and help landowners with technical assistance and cost-share programs. This program is designed to partner with agricultural producers to implement changes in water management practices to support conservation and provide meaningful benefits to both water quantity and quality in priority areas.

The remaining contribution will support an ongoing Groundwater Protection Program focused on protecting the regional aquifer systems that feed into the Lower Rio Grande, which are critical to maintaining its health and resiliency. By building strategic partnerships, investing in groundwater conservation science development, and developing groundwater conservation agreements with landowners, this project will be aimed at helping improve water management to protect the largest portion of borderlands water originating in Texas.

These programs complement the company's water stewardship efforts originating in Mexico and benefitting the local communities surrounding Constellation Brands' operating facilities in areas like Zaragoza, Coahuila where the company recently helped implement new water infrastructure which has improved water accessibility for the majority of families, or approximately 13,000 people, in this town.


KIM CRAWFORD
PROSECCO
MAKE IT Amazing


Modelo Oro
GOLD STANDARD
LIGHT BEER
90 CALS
3g CARBS


MADE TO
CINCO


INTRODUCING
SANDÍA PICANTE
PRESENTAMOS SANDÍA PICANTE
NEW
Modelo
CHELADA
SANDÍA PICANTE
Drink responsibly. Modelo Chelada® Sandía Picante Flavored Beer. Imported by Crown Imports, Chicago, IL

ABOUT CONSTELLATION BRANDS

Constellation Brands (NYSE: STZ) is a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Our mission is to build brands that people love because we believe elevating human connections is Worth Reaching For. It's worth our dedication, hard work, and calculated risks to anticipate market trends and deliver more for our consumers, shareholders, employees, and industry. This dedication is what has driven us to become one of the fastest-growing, large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Every day, people reach for our high-end, iconic imported beer brands such as those in the Corona brand family like the flagship Corona Extra, Modelo Especial and the flavorful lineup of Modelo Cheladas, Pacifico, and Victoria; our fine wine and craft spirits brands, including The Prisoner Wine Company, Robert Mondavi Winery, Casa Noble Tequila, and High West Whiskey; and our premium wine brands such as Kim Crawford and Meiomi.

As an agriculture-based company, we have a long history of operating sustainably and responsibly. Our ESG strategy is embedded into our business and our work focuses on serving as good stewards of the environment, enhancing social equity within our industry and communities, and promoting responsible beverage alcohol consumption. These commitments ground our aspirations beyond driving the bottom line as we work to create a future that is truly Worth Reaching For.

To learn more, visit www.cbrands.com and follow us on Twitter, Instagram, and LinkedIn.

MEDIA CONTACTS

Amy Martin	585-678-7141	amy.martin@cbrands.com
Carissa Guzski	315-525-7362	carissa.guzski@cbrands.com

INVESTOR RELATIONS CONTACTS

Joseph Suarez	773-551-4397	joseph.suarez@cbrands.com
Snehal Shah	847-385-4940	snehal.shah@cbrands.com
David Paccapaniccia	585-282-7227	david.paccapaniccia@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles in the U.S. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this news release, including statements regarding our business strategy, future operations, business, financial position, expected net sales and operating income, projected costs and expenses, expected effective tax rates and anticipated tax liabilities, estimated diluted EPS and shares outstanding, expected capital expenditures, operating cash flow, and free cash flow, future payments of dividends, amount, manner, and timing of share repurchases under the share repurchase authorization, consumer demand, ESG goals and efforts, and prospects, plans, and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on May 31, 2023, the public can continue to rely on the Projections as still being Constellation's current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation's quiet period, the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring or other strategic business realignments, financing or share repurchase that may be completed after the issuance of this release, or the amount of incremental contingent consideration payment paid or received in association with divestitures. The Projections should not be construed in any manner as a guarantee that such results will in fact occur.

In addition to the risks and uncertainties of ordinary business operations, the Projections contained in this news release are subject to risk, uncertainty, and possible variance from management's expectations regarding:

- water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers;
- inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs to consumers through increased selling prices;
- actual impact to supply, production levels, and costs from global supply chain constraints, transportation challenges, shifting consumer behavior, the COVID-19 pandemic, wildfires, and severe weather events, due to, among other reasons, actual supply chain and transportation performance, actual consumer behaviors, and actual wildfire and severe weather events severity and location;
- reliance on complex information systems and third-party global networks;
- actual balance of supply and demand for our products, actual performance of our distributors, and actual demand, net sales, channel proportions, and volume trends for our products;
- beer operations expansion, optimization, and/or construction activities, scope, capacity, costs (including impairments), capital expenditures, and timing due to, among other reasons, market conditions, our cash and debt position, receipt of required regulatory approvals in accordance with expected dates and terms, and other factors determined by management;
- impact of the military conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cybersecurity;
- communicable disease outbreaks, pandemics, or other widespread public health crises, including duration and impact of the COVID-19 pandemic, and associated governmental containment actions;
- amount, timing, and source of funds for any share repurchases, exact duration of share repurchase programs, and number of shares outstanding;
- amount and timing of future dividends which are subject to the determination and discretion of our Board of Directors and may be impacted if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to

- generate cash flow at anticipated levels, or we fail to generate expected earnings;
- fair value and accuracy of Projections relating to the Canopy investment, including recording our proportional share of Canopy's estimated pre-tax loss, Canopy's plan to create an exchangeable share structure, any potential exchange or conversion of our Canopy securities, and related matters;
- expected impacts of wine and spirits portfolio refinement activities;
- accuracy of supply projections, including relating to beer operations expansion, optimization, and construction activities, wine and spirits operating activities, product inventory levels, and glass sourcing;
- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth;
- accuracy of projections associated with market opportunities, new products, and previously announced acquisitions, investments, and divestitures;
- general economic, geopolitical, domestic, international, and regulatory conditions, world financial market and banking sector instability, economic slowdown or recession, health epidemics or pandemics, litigation risks, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements, tariffs, accounting standards, elections, assertions, or policies, tax laws, or other governmental regulations, and other factors which could impact our reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw materials;
- long-term impacts of the reclassification; and
- other factors and uncertainties disclosed in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended February 28, 2022, and our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2022, which could cause actual future performance to differ from our current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	February 28, 2023	February 28, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ **133.5**	$ 199.4
Accounts receivable	**901.6**	899.0
Inventories	**1,898.7**	1,573.2
Prepaid expenses and other	**562.3**	658.1
Total current assets	**3,496.1**	3,329.7
Property, plant, and equipment	**6,865.2**	6,059.6
Goodwill	**7,925.4**	7,862.4
Intangible assets	**2,728.1**	2,755.2
Equity method investments	**663.3**	2,688.7
Securities measured at fair value	**93.2**	191.4
Deferred income taxes	**2,193.3**	2,351.5
Other assets	**697.7**	617.3
Total assets	$ **24,662.3**	$ 25,855.8
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ **1,165.3**	$ 323.0
Current maturities of long-term debt	**9.5**	605.3
Accounts payable	**941.5**	899.2
Other accrued expenses and liabilities	**852.0**	871.3
Total current liabilities	**2,968.3**	2,698.8
Long-term debt, less current maturities	**11,286.5**	9,488.2
Deferred income taxes and other liabilities	**1,673.6**	1,621.0
Total liabilities	**15,928.4**	13,808.0
CBI stockholders' equity	**8,413.6**	11,731.9
Noncontrolling interests	**320.3**	315.9
Total stockholders' equity	**8,733.9**	12,047.8
Total liabilities and stockholders' equity	$ **24,662.3**	$ 25,855.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Sales	$ 2,147.6	$ 2,268.8	$ 10,177.2	$ 9,529.1
Excise taxes	(149.8)	(166.3)	(724.6)	(708.4)
Net sales	1,997.8	2,102.5	9,452.6	8,820.7
Cost of product sold	(1,036.6)	(969.9)	(4,683.6)	(4,113.4)
Gross profit	961.2	1,132.6	4,769.0	4,707.3
Selling, general, and administrative expenses	(494.5)	(455.1)	(1,926.1)	(1,709.7)
Impairment of brewery construction in progress	—	—	—	(665.9)
Operating income (loss)	466.7	677.5	2,842.9	2,331.7
Income (loss) from unconsolidated investments	(92.2)	(93.7)	(2,036.4)	(1,635.5)
Interest expense	(117.2)	(85.9)	(398.7)	(356.4)
Loss on extinguishment of debt	(0.9)	—	(24.2)	(29.4)
Income (loss) before income taxes	256.4	497.9	383.6	310.4
(Provision for) benefit from income taxes	(33.2)	(92.3)	(422.1)	(309.4)
Net income (loss)	223.2	405.6	(38.5)	1.0
Net (income) loss attributable to noncontrolling interests	(0.2)	(10.2)	(32.5)	(41.4)
Net income (loss) attributable to CBI	$ 223.0	$ 395.4	$ (71.0)	$ (40.4)
Net income (loss) per common share attributable to CBI:				
Basic – Class A Common Stock	$ 1.21	$ 2.11	$ (0.11)	$ (0.22)
Basic – Class B Convertible Common Stock	NA	$ 1.92	$ (2.02)	$ (0.20)
Diluted – Class A Common Stock	$ 1.21	$ 2.07	$ (0.11)	$ (0.22)
Diluted – Class B Convertible Common Stock	NA	$ 1.91	$ (2.02)	$ (0.20)
Weighted average common shares outstanding:				
Basic – Class A Common Stock	183.895	166.634	169.337	167.431
Basic – Class B Convertible Common Stock	NA	23.208	23.206	23.225
Diluted – Class A Common Stock	184.534	190.685	169.337	167.431
Diluted – Class B Convertible Common Stock	NA	23.208	23.206	23.225
Cash dividends declared per common share:				
Class A Common Stock	$ 0.80	$ 0.76	$ 3.20	$ 3.04
Class B Convertible Common Stock	NA	$ 0.69	$ 2.16	$ 2.76

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Years Ended	
	February 28, 2023	February 28, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$ (38.5)**	$ 1.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized net (gain) loss on securities measured at fair value	**45.9**	1,644.7
Deferred tax provision (benefit)	**207.8**	84.8
Depreciation	**383.8**	337.3
Stock-based compensation	**68.5**	44.9
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	**971.8**	61.6
Noncash lease expense	**89.3**	81.9
Impairment and amortization of intangible assets	**16.2**	5.1
Amortization of debt issuance costs and loss on extinguishment of debt	**34.0**	39.9
Net (gain) loss on sale of unconsolidated investment	**—**	(51.0)
Impairment of equity method investment	**1,060.3**	—
Impairment of long-lived assets	**53.5**	665.9
Gain (loss) on settlement of pre-issuance hedge contracts	**20.7**	—
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	**(3.9)**	(114.0)
Inventories	**(356.4)**	(261.3)
Prepaid expenses and other current assets	**197.9**	(113.2)
Accounts payable	**114.9**	213.7
Deferred revenue	**12.8**	118.0
Other accrued expenses and liabilities	**(239.8)**	(28.8)
Other	**118.1**	(25.1)
Total adjustments	**2,795.4**	2,704.4
Net cash provided by (used in) operating activities	**2,756.9**	2,705.4
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	**(1,035.4)**	(1,026.8)
Purchase of business, net of cash acquired	**(37.1)**	(53.5)
Investments in equity method investees and securities	**(30.8)**	(36.6)
Proceeds from sale of assets	**6.7**	4.1
Proceeds from sale of unconsolidated investment	**—**	74.4
Proceeds from sale of business	**96.7**	4.6
Other investing activities	**0.5**	(2.0)
Net cash provided by (used in) investing activities	**(999.4)**	(1,035.8)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Years Ended	
	February 28, 2023	February 28, 2022
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	**3,344.9**	995.6
Principal payments of long-term debt	**(2,159.7)**	(1,365.3)
Net proceeds from (repayments of) short-term borrowings	**842.3**	323.0
Dividends paid	**(587.7)**	(573.0)
Purchase of treasury stock	**(1,700.2)**	(1,390.5)
Proceeds from shares issued under equity compensation plans	**42.4**	177.6
Payments of minimum tax withholdings on stock-based payment awards	**(10.4)**	(9.8)
Payments of debt issuance, debt extinguishment, and other financing costs	**(36.2)**	(34.6)
Distributions to noncontrolling interests	**(55.3)**	(52.5)
Payment to holders of Class B Stock in connection with the Reclassification	**(1,500.0)**	—
Net cash provided by (used in) financing activities	**(1,819.9)**	(1,929.5)
Effect of exchange rate changes on cash and cash equivalents	**(3.5)**	(1.3)
Net increase (decrease) in cash and cash equivalents	**(65.9)**	(261.2)
Cash and cash equivalents, beginning of year	**199.4**	460.6
Cash and cash equivalents, end of year	**$ 133.5**	$ 199.4

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions)
(unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because we use this information in monitoring and evaluating the underlying business trends of our core operations. Wine and Spirits net sales are provided by channel and market categories as management uses this information to monitor this business. In addition, we believe this information provides investors, financial analysts covering the Company, rating agencies, and other external users ("our investors") valuable insight on underlying business trends and results and, in the case of Wine and Spirits, the underlying composition of segment net sales and results, in order to evaluate year-over-year financial performance.

The divestiture impacting the periods below consists of the sale of certain mainstream and premium wine brands and related inventory (the "2022 Wine Divestiture") (sold October 6, 2022).

	Three Months Ended			Years Ended		
	February 28, 2023	February 28, 2022	Percent Change	February 28, 2023	February 28, 2022	Percent Change
Consolidated net sales	$ 1,997.8	$ 2,102.5	(5%)	$ 9,452.6	$ 8,820.7	7%
2022 Wine Divestiture [1]	—	(26.7)		—	(44.1)	
Consolidated organic net sales	$ 1,997.8	$ 2,075.8	(4%)	$ 9,452.6	$ 8,776.6	8%
Beer net sales	$ 1,535.6	$ 1,565.7	(2%)	$ 7,465.0	$ 6,751.6	11%
Wine and Spirits net sales [2]	$ 462.2	$ 536.8	(14%)	$ 1,987.6	$ 2,069.1	(4%)
2022 Wine Divestiture [1]	—	(26.7)		—	(44.1)	
Wine and Spirits organic net sales	$ 462.2	$ 510.1	(9%)	$ 1,987.6	$ 2,025.0	(2%)

[1] For the periods December 1, 2021, through February 28, 2022, and October 6, 2021, through February 28, 2022, included in the three months and the year ended February 28, 2022, respectively.

[2] Wine and Spirits net sales by channel and market categories are as follows:

	Three Months Ended			Years Ended		
	February 28, 2023	February 28, 2022	Percent Change	February 28, 2023	February 28, 2022	Percent Change
U.S. Wholesale [i]	$ 375.6	$ 468.1	(20%)	$ 1,617.4	$ 1,724.9	(6%)
International [i]	36.6	37.5	(2%)	199.8	197.9	1%
DTC	21.9	16.2	35%	76.8	59.4	29%
Other	28.1	15.0	87%	93.6	86.9	8%
Wine and Spirits net sales	$ 462.2	$ 536.8	(14%)	$ 1,987.6	$ 2,069.1	(4%)

[i] Includes the impacts of the 2022 Wine Divestiture.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(in millions)
(unaudited)

	Three Months Ended			Years Ended		
	February 28, 2023	February 28, 2022	Percent Change	February 28, 2023	February 28, 2022	Percent Change
Beer						
(branded product, 24-pack, 12-ounce case equivalents)						
Shipments	**78.7**	83.2	(5.4%)	**389.2**	364.2	6.9%
Depletions [1]			6.3%			7.5%
Wine and Spirits						
(branded product, 9-liter case equivalents)						
Shipments	**6.0**	7.7	(22.1%)	**27.1**	29.9	(9.4%)
Organic shipments [2]	**6.0**	7.4	(18.9%)	**27.1**	29.4	(7.8%)
U.S. Domestic shipments	**5.3**	7.0	(24.3%)	**23.5**	26.3	(10.6%)
U.S. Domestic organic shipments [2]	**5.3**	6.8	(22.1%)	**23.5**	25.9	(9.3%)
Depletions [1] [2]			(4.9%)			(3.0%)

[1] Depletions represent U.S. domestic distributor shipments of our respective branded products to retail customers, based on third-party data.

[2] Includes adjustments to remove shipment and depletion volume associated with the 2022 Wine Divestiture for the periods December 1, 2021, through February 28, 2022, and October 6, 2021, through February 28, 2022, included in the three months and the year ended February 28, 2022, respectively.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT INFORMATION
(in millions)
(unaudited)

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these comparable adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these comparable adjustments. Amounts included below for Canopy Growth Corporation ("Canopy") represent 100% of Canopy's reported results on a two-month lag, prepared in accordance with GAAP, and converted from Canadian dollars to U.S. dollars. Although we own less than 100% of the outstanding shares of Canopy, 100% of its results are included in the information below and subsequently eliminated in order to reconcile to our consolidated financial statements.

	Three Months Ended			Years Ended		
	February 28, 2023	February 28, 2022	Percent Change	**February 28, 2023**	February 28, 2022	Percent Change
Consolidated						
Net sales	**$ 1,997.8**	$ 2,102.5	(5%)	**$ 9,452.6**	$ 8,820.7	7%
Gross profit	**$ 961.2**	$ 1,132.6	(15%)	**$ 4,769.0**	$ 4,707.3	1%
Operating income (loss)	**$ 466.7**	$ 677.5	(31%)	**$ 2,842.9**	$ 2,331.7	22%
Comparable adjustments [1]						
Gross profit	$ (48.8)	$ 51.1	NM	$ (96.0)	$ 82.4	NM
Operating income (loss)	$ (125.1)	$ 18.6	NM	$ (193.8)	$ (604.1)	NM
Beer						
Net sales	**$ 1,535.6**	$ 1,565.7	(2%)	**$ 7,465.0**	$ 6,751.6	11%
Segment gross profit	**$ 781.2**	$ 841.2	(7%)	**$ 3,937.8**	$ 3,677.0	7%
% Net sales	***50.9 %***	*53.7 %*		***52.8 %***	*54.5 %*	
Segment operating income (loss)	**$ 523.1**	$ 613.6	(15%)	**$ 2,861.5**	$ 2,703.3	6%
% Net sales	***34.1 %***	*39.2 %*		***38.3 %***	*40.0 %*	
Wine and Spirits						
Wine net sales	$ 406.1	$ 468.2	(13%)	$ 1,722.7	$ 1,819.3	(5%)
Spirits net sales	56.1	68.6	(18%)	264.9	249.8	6%
Net sales	**$ 462.2**	$ 536.8	(14%)	**$ 1,987.6**	$ 2,069.1	(4%)
Segment gross profit	**$ 228.8**	$ 240.3	(5%)	**$ 927.2**	$ 947.9	(2%)
% Net sales	***49.5 %***	*44.8 %*		***46.6 %***	*45.8 %*	
Segment operating income (loss)	**$ 127.9**	$ 121.8	5%	**$ 453.1**	$ 470.7	(4%)
% Net sales	***27.7 %***	*22.7 %*		***22.8 %***	*22.7 %*	
Corporate Operations and Other						
Segment operating income (loss)	**$ (59.2)**	$ (76.5)	23%	**$ (277.9)**	$ (238.2)	(17%)
Canopy						
Canopy net sales	**$ 74.6**	$ 111.9	(33%)	**$ 339.3**	$ 444.3	(24%)
Canopy gross profit (loss)	**$ (1.8)**	$ 8.0	(123%)	**$ (125.7)**	$ (18.6)	NM
% Net sales	***(2.4)%***	*7.1 %*		***(37.0)%***	*(4.2)%*	
Canopy operating income (loss)	**$ (113.3)**	$ (122.1)	7%	**$ (2,105.9)**	$ (630.1)	NM
% Net sales	***NM***	*NM*		***NM***	*NM*	
Consolidation and Eliminations						
Net sales	**$ (74.6)**	$ (111.9)	33%	**$ (339.3)**	$ (444.3)	24%
Gross profit (loss)	**$ 1.8**	$ (8.0)	123%	**$ 125.7**	$ 18.6	NM
Operating income (loss)	**$ 113.3**	$ 122.1	(7%)	**$ 2,105.9**	$ 630.1	NM

NM = Not Meaningful

[1] See page 14 for further information on comparable adjustments.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides our investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Please refer to our investor relations website at ir.cbrands.com/financial-information/financial-history-non-gaap for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended			Years Ended		
	February 28, 2023	February 28, 2022	Percent Change	February 28, 2023	February 28, 2022	Percent Change
Operating income (loss) (GAAP)	$ 466.7	$ 677.5	(31%)	$ 2,842.9	$ 2,331.7	22%
Less: Comparable adjustments (Non-GAAP) [1]	(125.1)	18.6		(193.8)	(604.1)	
Comparable operating income (loss) (Non-GAAP)	$ 591.8	$ 658.9	(10%)	$ 3,036.7	$ 2,935.8	3%
Net income (loss) attributable to CBI (GAAP)	$ 223.0	$ 395.4	(44%)	$ (71.0)	$ (40.4)	(76%)
Plus: Net income (loss) attributable to noncontrolling interests (GAAP)	0.2	10.2		32.5	41.4	
Provision for (benefit from) income taxes (GAAP)	33.2	92.3		422.1	309.4	
Loss on extinguishment of debt (GAAP)	0.9	—		24.2	29.4	
Interest expense (GAAP)	117.2	85.9		398.7	356.4	
EBIT (Non-GAAP)	374.5	583.8	(36%)	806.5	696.2	16%
Less: Comparable adjustments (Non-GAAP) [1]	(180.4)	(38.9)		(2,101.5)	(2,092.3)	
Comparable EBIT (Non-GAAP)	$ 554.9	$ 622.7	(11%)	$ 2,908.0	$ 2,788.5	4%
Net income (loss) attributable to CBI (GAAP)	$ 223.0	$ 395.4	(44%)	$ (71.0)	$ (40.4)	(76%)
Less: Comparable adjustments (Non-GAAP) [1]	(142.1)	(56.3)		(2,053.3)	(2,000.2)	
Comparable net income (loss) attributable to CBI (Non-GAAP)	$ 365.1	$ 451.7	(19%)	$ 1,982.3	$ 1,959.8	1%
EPS (GAAP) [2]	$ 1.21	$ 2.07	(42%)	$ (0.11)	$ (0.22)	50%
Less: Reclassification (Non-GAAP) [3]	NA	NA		0.27	NA	
Comparable adjustments (Non-GAAP)	(0.77)	(0.30)		(11.03)	(10.41)	
Comparable EPS (Non-GAAP) [4]	$ 1.98	$ 2.37	(16%)	$ 10.65	$ 10.20	4%
Weighted average common shares outstanding - diluted [4]	184.534	190.685		169.337	167.431	

[1] See page 14 for further information on comparable adjustments.

[2] EPS was computed using the two-class method, until such conversion took place pursuant to the reclassification, conversion, and exchange of our Class B Convertible Common Stock into our Class A Common Stock (the "Reclassification").

[3] Adjustment for income allocated through the date of the Reclassification for the year ended February 28, 2023.

[4] Comparable EPS may not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per share ("comparable EPS") are calculated on a fully dilutive basis. For the years ended February 28, 2023, and February 28, 2022, we have excluded 16.862 million and 24.791 million weighted average common shares outstanding, respectively, from the calculation of comparable EPS, as the effect of including these would have been anti-dilutive.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

The comparable adjustments that impacted comparability in our results for each period are as follows:

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	**February 28, 2023**	February 28, 2022
Net gain (loss) on undesignated commodity derivative contracts [1]	**$ (40.3)**	$ 61.8	**$ (15.0)**	$ 109.9
Settlements of undesignated commodity derivative contracts [1]	**(7.9)**	(11.1)	**(76.7)**	(35.9)
Flow through of inventory step-up [2]	**(0.5)**	(0.1)	**(4.5)**	(0.1)
Strategic business development costs [3]	**(0.1)**	—	**(1.2)**	(2.6)
Net flow through of reserved inventory [4]	**—**	0.5	**1.2**	12.1
Recovery of (loss on) inventory write-down [5]	**—**	—	**0.2**	(1.0)
Comparable adjustments, Gross profit	**(48.8)**	51.1	**(96.0)**	82.4
Impairments of assets [6]	**(66.5)**	—	**(66.5)**	—
Transition services agreements activity [7]	**(9.1)**	(7.5)	**(20.5)**	(19.2)
Restructuring and other strategic business development costs [3]	**(7.1)**	0.5	**(9.9)**	0.6
Costs associated with the Reclassification [8]	**(6.3)**	—	**(37.8)**	—
Transaction, integration, and other acquisition-related costs [9]	**(0.2)**	(0.6)	**(1.4)**	(1.4)
Gain (loss) on sale of business [10]	**1.2**	(0.2)	**15.0**	1.7
Impairment of brewery construction in progress [11]	**—**	—	**—**	(665.9)
Other gains (losses) [12]	**11.7**	(24.7)	**23.3**	(2.3)
Comparable adjustments, Operating income (loss)	**(125.1)**	18.6	**(193.8)**	(604.1)
Income (loss) from unconsolidated investments [13]	**(55.3)**	(57.5)	**(1,907.7)**	(1,488.2)
Comparable adjustments, EBIT	**(180.4)**	(38.9)	**(2,101.5)**	(2,092.3)
Loss on extinguishment of debt [14]	**(0.9)**	—	**(24.2)**	(29.4)
Comparable adjustments, (Provision for) benefit from income taxes [15]	**39.2**	(17.4)	**72.4**	121.5
Comparable adjustments, Net income (loss) attributable to CBI	**$ (142.1)**	$ (56.3)	**$ (2,053.3)**	$ (2,000.2)

(1) Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

(2) In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.

(3) We recognized costs primarily in connection with certain activities which are intended to streamline, increase efficiencies, and reduce our cost structure.

(4) We sold reserved inventory previously written down following the 2020 U.S. West Coast wildfires.

(5) We primarily recognized a loss on the write-down of bulk wine inventory and certain grapes as a result of smoke damage sustained during the 2020 U.S. West Coast wildfires.

(6) We recognized trademark and other long-lived asset impairment losses in connection with certain continued negative trends within our craft beer business.

(in millions, except per share data)

(7) We recognized costs in connection with transition services agreements related to the previous sale of a portion of our wine and spirits business.

(8) We recognized costs in connection with the Reclassification primarily related to professional and consulting fees, printing and mailing the associated proxy statement/prospectus, all filing and other fees paid to the Securities and Exchange Commission, and the acceleration of certain commitments.

(9) We recognized transaction, integration, and other acquisition-related costs in connection with our investments, acquisitions, and divestitures.

(10) We recognized a net gain (loss) primarily on the completion of the 2022 Wine Divestiture.

(11) We recognized an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery.

(12) Primarily includes the following:

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Decrease (increase) in estimated fair values of contingent liabilities associated with prior period acquisitions	$ 7.0	$ (9.6)	$ 12.9	$ (9.6)
Insurance recovery related to a prior severe weather event	$ 2.3	$ —	$ 5.2	$ —
Gain from remeasurement of previously held equity method investments	$ —	$ —	$ 5.2	$ 13.5
Property tax settlement	$ —	$ —	$ —	$ 10.4
Adjustment to understated excise tax accruals primarily related to a prior period acquisition	$ —	$ (13.3)	$ —	$ (13.3)

(13) We recognized income (loss) primarily from (i) an unrealized gain (loss) from the changes in fair value of our securities measured at fair value, (ii) comparable adjustments to equity in earnings (losses) from Canopy's results, including equity in losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align production capability with projected demand, and (iii) a net gain recognized from the sale of an equity method investment made through our corporate venture capital function.

(14) We recognized losses primarily from make-whole payments in connection with the early redemption of certain senior notes.

(15) The effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the comparable adjustment was recognized. Comparable adjustments, (Provision for) benefit from income taxes also include items solely impacting income taxes and primarily consist of the following:

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Net income tax benefit related to a prior period divestiture	$ 22.7	$ —	$ 166.4	$ —
Net income tax provision recognized as a result of a legislative update in Switzerland	$ (10.9)	$ —	$ (10.9)	$ (11.9)
Net income tax (provision) benefit recognized for adjustments to valuation allowances	$ —	$ —	$ (192.0)	$ 3.1
Net income tax benefit recognized due to the release of a deferred tax liability associated with an intra-entity transfer of assets	$ —	$ 18.9	$ —	$ 18.9

(in millions, except per share data)

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides our investors valuable insight to understand how management views the Company's performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Equity earnings (losses) and related activities, Canopy EIE (GAAP) [1]	**$ (72.8)**	$ (34.1)	**$ (949.3)**	$ (73.6)
Comparable adjustments, Canopy EIE (Non-GAAP)[2][3]	**38.1**	(1.5)	**791.1**	(104.6)
Comparable equity earnings (losses) and related activities, Canopy EIE (Non-GAAP)	**(34.7)**	(35.6)	**(158.2)**	(178.2)
(Provision for) benefit from income taxes [3]	**3.3**	1.7	**18.4**	25.3
Comparable net income (loss) attributable to CBI, Canopy EIE (Non-GAAP)	**$ (31.4)**	$ (33.9)	**$ (139.8)**	$ (152.9)

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
EPS, Canopy EIE (GAAP)	**$ (0.38)**	$ (0.17)	**$ (4.80)**	$ (0.22)
Comparable adjustments, Canopy EIE (Non-GAAP)	**0.21**	(0.01)	**4.05**	(0.58)
Comparable EPS, Canopy EIE (Non-GAAP) [4]	**$ (0.17)**	$ (0.18)	**$ (0.75)**	$ (0.80)

	Years Ended					
	February 28, 2023			February 28, 2022		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]
Reported basis (GAAP)	$ 383.6	$ (422.1)	**110.0 %**	$ 310.4	$ (309.4)	99.7 %
Comparable adjustments - (Non-GAAP)	2,125.7	(72.4)		2,121.7	(121.5)	
Comparable basis (Non-GAAP)	2,509.3	(494.5)	**19.7 %**	2,432.1	(430.9)	17.7 %
Less: Comparable basis, Canopy EIE (Non-GAAP)	(158.2)	18.4		(178.2)	25.3	
Comparable basis, excluding Canopy EIE (Non-GAAP)	$ 2,667.5	$ (512.9)	**19.2 %**	$ 2,610.3	$ (456.2)	17.5 %

	Three Months Ended		Years Ended	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Comparable EPS (Non-GAAP) [6]	**$ 1.98**	$ 2.37	**$ 10.65**	$ 10.20
Comparable EPS, Canopy EIE (Non-GAAP)	**0.17**	0.18	**0.75**	0.80
Comparable EPS, excluding Canopy EIE (Non-GAAP) [4]	**$ 2.15**	$ 2.55	**$ 11.40**	$ 10.99

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable adjustments, Canopy EIE include: a goodwill impairment, restructuring and other strategic business development costs, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, acquisition costs, and other (gains) losses.

(3) The Comparable adjustment effective tax rate applied to each Comparable adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.

(5) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

(6) See reconciliation of the applicable non-GAAP financial measures on page 13.

EPS Guidance

	Range for the Year Ending February 29, 2024	
Forecasted EPS (GAAP)	**$ 11.60**	**$ 11.90**
Comparable adjustments (Non-GAAP)[1]	0.10	0.10
Forecasted comparable EPS, excluding Canopy EIE (Non-GAAP) [2]	**$ 11.70**	**$ 12.00**

	Actual for the Year Ended February 28, 2023
EPS (GAAP) [3]	**$ (0.11)**
Reclassification (Non-GAAP) [4]	(0.27)
Comparable adjustments (Non-GAAP) [1]	11.03
Comparable EPS (Non-GAAP) [2]	**10.65**
Comparable basis, Canopy EIE (Non-GAAP)	0.75
Comparable EPS, excluding Canopy EIE (Non-GAAP) [2]	**$ 11.40**

(1) Comparable adjustments include: [2][5]

	Estimated for the Year Ending February 29, 2024	Actual for the Year Ended February 28, 2023
Transition services agreements activity	$ 0.08	$ 0.08
Flow through of inventory step-up	$ 0.03	$ 0.02
(Income) loss from unconsolidated investments	$ —	$ 9.92
Net income tax provision recognized for adjustments to valuation allowances	$ —	$ 1.03
Settlements of undesignated commodity derivative contracts	$ —	$ 0.31
Impairments of assets	$ —	$ 0.27
Costs associated with the Reclassification	$ —	$ 0.20
Loss on extinguishment of debt	$ —	$ 0.10
Net (gain) loss on undesignated commodity derivative contracts	$ —	$ 0.06
Net income tax provision recognized as a result of a legislative update in Switzerland	$ —	$ 0.06
Restructuring and other strategic business development costs	$ —	$ 0.04
Transaction, integration, and other acquisition-related costs	$ —	$ 0.01
Net income tax benefit related to a prior period divestiture	$ —	$ (0.89)
Other (gains) losses	$ —	$ (0.11)
Net (gain) loss on sale of business	$ —	$ (0.05)
Net flow through of reserved inventory	$ —	$ (0.01)

(2) May not sum due to (i) rounding as each item is computed independently and (ii) income allocated through the date of the Reclassification for the year ended February 28, 2023. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.

(3) EPS was computed using the two-class method, until such conversion took place pursuant to Reclassification.

(4) Adjustment for income allocated through the date of the Reclassification for the year ended February 28, 2023.

(5) See page 14 for further information on comparable adjustments.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 29, 2024	
Net cash provided by operating activities (GAAP)	**$ 2,400.0**	**$ 2,600.0**
Purchase of property, plant, and equipment	(1,200.0)	(1,300.0)
Free cash flow (Non-GAAP)	**$ 1,200.0**	**$ 1,300.0**

	For the Years Ended	
	February 28, 2023	February 28, 2022
Net cash provided by operating activities (GAAP)	**$ 2,756.9**	$ 2,705.4
Purchase of property, plant, and equipment	(1,035.4)	(1,026.8)
Free cash flow (Non-GAAP)	**$ 1,721.5**	$ 1,678.6